FILE NO. 70-9755

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                       POST-EFFECTIVE AMENDMENT NO. 1
                              (AMENDMENT NO. 4)

                                 TO FORM U-1

                           APPLICATION/DECLARATION

                                    UNDER

               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



Northeast Utilities                           Holyoke Water Power Company
Western Massachusetts Electric Company        One Canal Street
174 Brush Hill Avenue                         Holyoke, MA 01040
West Springfield, MA 01090-0010

The Connecticut Light and Power Company       Public Service Company
NU Enterprises, Inc.                            of New Hampshire
Northeast Generation Service Company          North Atlantic Energy Corporation
E.S. Boulos Company                           Energy Park
Woods Network Services, Inc.                  780 North Commercial Street
Woods Electrical Co., Inc.                    Manchester, NH 03101
Northeast Generation Company
Select Energy, Inc.                           Select Energy Services, Inc
Select Energy New York, Inc.                  24 Prime Parkway
Mode 1 Communications, Inc.                   Natick, MA 01760
Northeast Utilities Service Company
107 Selden Street
Berlin, CT 06037

Yankee Energy System, Inc.                    The Rocky River Realty
Yankee Gas Services Company                    Company
Yankee Energy Financial Services Company      The Quinnehtuk Company
NorConn Properties, Inc.                      Northeast Nuclear Energy Company
Yankee Energy Services Company                 Company
107 Selden Street                             107 Selden Street
Berlin, Connecticut  06037                    Berlin, CT 06037
(Name of companies filing this statement and addresses of principal executive offices)

                             NORTHEAST UTILITIES
                  (Name of top registered holding company)

                           Gregory B. Butler, Esq.
                Vice President, Secretary and General Counsel
                     Northeast Utilities Service Company
                                P.O. Box 270
                           Hartford, CT 06141-0270
                   (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

          Jeffrey C. Miller                   David R. McHale
          Assistant General Counsel           Vice President and Treasurer
          Northeast Utilities                 Northeast Utilities
          Service Company                     Service Company
          P.O. Box 270                        P.O. Box 270
          Hartford, CT 06141-0270             Hartford, CT 06141-0270

                                   ITEM 1
                     DESCRIPTION OF PROPOSED TRANSACTION

BACKGROUND

1. Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), The Connecticut Light and Power Company ("CL&P"), Western Massachusetts Electric Company ("WMECO"), Public Service Company of New Hampshire ("PSNH"), Holyoke Water Power Company ("HWP"), North Atlantic Energy Corporation ("NAEC"), Northeast Nuclear Energy Company ("NNECO"), The Rocky River Realty Company ("RR"), The Quinnehtuk Company ("Quinnehtuk") and Northeast Utilities Service Company ("NUSCO"), each of which is a wholly-owned subsidiary of NU; Yankee Energy System, Inc. ("YES"), a wholly-owned public utility holding company subsidiary of NU and its wholly-owned subsidiaries, Yankee Gas Services Company ("Yankee Gas"), Yankee Energy Financial Services Company ("Yankee Financial"), Yankee Energy Services Company ("YESCO") and NorConn Properties, Inc. ("NorConn"); and NU Enterprises, Inc. ("NUEI"), a wholly owned nonutility holding company subsidiary of NU, and its direct and indirect wholly-owned subsidiaries, Northeast Generation Company ("NGC"), Northeast Generation Services Company ("NGS"), ES Boulos Company ("Boulos"), Woods Electrical Company, Inc. ("Woods"), Woods Network Services, Inc. ("Woods Network"), Select Energy, Inc. (Select Energy"), Select Energy New York, Inc. ("SENY"), Mode 1 Communications, Inc. ("Mode 1") and Select Energy Services, Inc., formerly HEC Inc. ("SESI") (each of the above companies being an "Applicant" and collectively referred to herein as the "Applicants") submit this amendment to the application/declaration in this File (the "Amendment") pursuant to Sections 6(a), 7, 9(a), 10 and 12 of the Act and Rules 43, 45 and 52 thereunder with respect to (i) the extension of certain financing authorizations granted by the Commission in the prior Commission order issued in this file and (ii) the granting of certain additional authorizations as requested herein.

2. By order dated December 28, 2000 (Holding Co. Act Release No. 27328) issued by the Commission in this File No. 70-9755 (the "Prior Order"), the Applicants were authorized to continue participation in the NU system money pool arrangement ("NU Money Pool"), and, to the extent not exempt under Rules 45(b) and 52, to enter into short-term debt transactions with NU and extend credit to (and acquire promissory notes from) each other through their participation in the NU Money Pool, through June 30, 2003. In addition, authorization was granted in the Prior Order for NU, CL&P, WMECO, PSNH, YES and Yankee Gas (CL&P, WMECO, PSNH, YES and Yankee Gas referred to collectively as the "Utility Borrowers") to issue notes or commercial paper to unaffiliated third parties to evidence short-term debt up to specified limits and within specified parameters.

3. The Applicants now request that the Commission issue an order in this file granting:

     (i) an extension, from the date of the order requested herein through June 30, 2007 (the "Authorization Period"), of the authorizations granted by the Commission in the Prior Order concerning (a) the issuance of notes or commercial paper by NU and the Utility Borrowers to unaffiliated third parties to evidence short-term debt, (b) the respective short-term debt limits of NU and the Utility Borrowers and
     (c) participation by the Applicants in the NU System Money Pool as described herein,
     (ii) authorization for NU and the Utility Borrowers to enter into Interest Rate Hedges (as described herein),
     (iii) authorization for Boulos, Woods and SENY to participate in the NU Money Pool as both borrowers and lenders and authorization for Woods Network to participate in the NU Money Pool solely as a lender, and
     (iv) the acquisition by NU and the Utility Borrowers, directly or indirectly, of the equity securities of one or more corporations, trusts, partnerships or other entities (each a "Financing Subsidiary") created specifically for the purpose of facilitating the financing of the authorized and exempt activities of NU and the Utility Borrowers through the issuance of short-term debt, including commercial paper, to third parties and the transfer of the proceeds of such financings to the parent of such financing subsidiary.

SHORT-TERM DEBT OF NU AND THE UTILITY BORROWERS

4. In this Amendment NU and the Utility Borrowers seek an order of the Commission extending, through the Authorization Period, the authorization granted in the Prior Order for their short-term borrowing arrangements ("Short-term Debt"). NU and the Utility Borrowers propose to issue and sell from time to time, directly or through one or more Financing Subsidiaries, during the Authorization Period, Short-term Debt in an aggregate principal amount at any time outstanding not to exceed, when added to any debt by such companies through the NU Money Pool, the respective limits for NU and the Utility Borrowers set forth below in paragraph 21 ("Short-term Debt Limit"). The Short-term Debt for NU and the Utility Borrowers has taken and will take a variety of forms, including commercial paper issuances and/ or secured or unsecured debt with banks or other institutional lenders under credit facilities having commitment periods not longer than the Authorization Period and on terms that are generally available to borrowers with comparable credit ratings. All Short-term Debt will have maturities of less than one year from the date of issuance.

5. Commercial paper issued by NU or a Utility Borrower or Financing Subsidiary hereunder may be issued manually or through The Depository Trust Company in the form of book entry notes in denominations of not less than $50,000 of varying maturities. Such commercial paper would typically be sold to dealers at the discount rate prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring the commercial paper will reoffer it at a discount to corporate and institutional investors. No commercial paper will be issued unless NU or the Utility Borrower issuing such commercial paper believes that the effective interest cost to it will be equal to or less than the effective interest rate at which such company could issue short-term notes in an amount at least equal to the principal amount of such commercial paper. The commercial paper will be publicly issued and sold without registration under the Securities Exchange Act of 1933 in reliance upon one or more applicable exemptions from registration thereunder.

6. NU and the Utility Borrowers also propose to continue, or to establish and maintain, directly or through one or more Financing Subsidiaries, back-up credit lines with banks or other institutional lenders to support their commercial paper program(s), and other credit arrangements and/ or borrowing facilities generally available to borrowers with comparable credit ratings, providing for revolving credit or other loans and having commitment periods not longer than the Authorization Period. All amounts drawn and outstanding under these agreements and facilities will have maturities less than one year from the date of draw and will be counted against the proposed Short-term Debt Limits of NU or such Utility Borrower.

7. The effective cost of money on all external Short-term Debt of NU and the Utility Borrowers or their respective Financing Subsidiary, will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by companies of comparable credit quality, provided that in no event will the effective cost of capital exceed 500 basis points over the comparable term London Interbank Offered Rate ("LIBOR"). Issuance expenses in connection with any non-competitive offering of Short-term Debt will not exceed 5% of the principal amount thereof. Specific terms of any Short-term Debt will be determined by NU or the Utility Borrowers at the time of issuance and will comply in all regards to the parameters of financing authorizations set forth above. A copy of any new note or loan agreement executed pursuant to this Authorization will be filed under cover of the next quarterly report under Rule 24.

ORGANIZATION AND ACQUISITION OF FINANCING SUBSIDIARIES.

8.. In connection with the issuance of Short-term Debt by NU or any of the Utility Borrowers for which authorization is requested above, NU and the Utility Borrowers request authority to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries specifically for the purpose of facilitating the financing of the authorized and exempt activities of NU and the Utility Borrowers through the issuance of short-term debt or Commercial Paper to third parties, and the transfer of the proceeds of such financings to NU or such Utility Borrower. NU may, if required, guarantee or enter into support or expense agreements in respect of the obligations of any such Financing Subsidiaries. The amount of any such guarantees or credit supports would not count against the limit on guarantees which has been authorized by the Commission in File No. 070-09343 (Holding Co. Act Rel. 35-27621. The Utility Borrowers may also provide guarantees and enter into support or expense agreements, if required, on behalf of such entities pursuant to Rules 45(b)(7) and 52, as applicable. NU and each of the Utility Borrowers also request authorization to enter into an expense agreement with its respective Financing Subsidiary, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such Financing Subsidiary to third parties pursuant to this authorization will be included in the overall Short-term Debt limit authorized herein for the immediate parent of such Financing Subsidiary, and the terms, conditions and other limitations applicable to any securities issued by a Financing Subsidiary will conform to those proposed above for the specified type of security (e.g., short-term debt, commercial paper).

9. NU and the Utility Borrowers also request authority to issue and sell to any Financing Subsidiary, at any time or from time to time in one or more series, secured or unsecured debentures, secured or unsecured promissory notes or other secured or unsecured debt instruments ("Mirror Image Notes") governed by an indenture or indentures or other documents, and the Financing Subsidiary will apply the proceeds of any external financing by such Financing Subsidiary plus the amount of any equity contribution made to it from time to time to purchase Mirror Image Notes. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of any such Mirror Image Notes would generally be designed to parallel the terms of the securities issued by the Financing Subsidiary to which the Mirror Image Notes relate. The principal amount of Mirror Image Notes issued to a Financing Subsidiary by its parent will not be counted against the respective Short-term Debt Limits proposed below on securities issued by NU or by the Utility Borrowers to third parties or to NU.<FN1>

10. NU represents that it has in place sufficient internal controls to enable it to monitor the creation and use of any Financing Subsidiary by any of the Utility Borrowers. Any Financing Subsidiary organized pursuant to the authority granted by the Commission in this proceeding shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary, will likely result in tax savings, increased access to capital markets and/or lower cost of capital for NU or the Utility Borrowers.

11. Subject to the applicable Short-term Debt Limits, the Applicants intend to renew and extend outstanding short-term debt as it matures, to refund such short-term debt with other similar short-term debt, to repay such short-term debt or to increase the amount of their short-term debt from time to time.

INTEREST RATE HEDGES

12   To the extent not exempt under rule 52, each of NU and the Utility
Borrowers also requests authorization to enter, directly or through a Financing Subsidiary, into interest rate hedging transactions with respect to its outstanding or anticipated indebtedness ("Interest Rate Hedges"), subject to the limitations and restrictions below, in order to reduce or manage the effective interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of any credit support providers who have guaranteed the obligations of the Approved Counterparties, as published by S&P, are equal to or greater than BBB-, or an equivalent rating from Moody's or Fitch.

13. Interest Rate Hedges will involve the use of financial instruments commonly used in the capital markets, such as options, interest rate swaps, locks, caps, collars, floors, exchange-traded futures and options, and other similar appropriate instruments. The transactions would be for fixed periods and stated notional amounts as are generally accepted as prudent in the capital markets. In no case will the notional principal amount of any Interest Rate Hedge exceed that of the underlying debt instrument. Neither NU, the Utility Borrowers nor their respective Financing Subsidiaries will engage in speculative transactions within the meaning of such term in Statement of Financial Accounting Standard 133, as amended ("FAS 133"). Transaction fees, commissions and other amounts payable to brokers in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

USE OF PROCEEDS

14. The proceeds from the Short-term Debt of NU and the Utility Borrowers authorized by the Commission pursuant to this Application will be used for
(i) general corporate purposes, including investments by and capital expenditures of NU and its subsidiaries, including, without limitation, the funding of future investments in exempt wholesale generators ("EWG"), Foreign Utility Companies ("FUCO") (each to the extent permitted under the Act or Commission order), Rule 58 Subsidiaries (to the extent permitted under the
Act), and exempt telecommunications companies ("ETC"), (ii) the repayment, redemption, refunding or purchase by NU or any subsidiary of any of its own securities from non-affiliates pursuant to Rule 42, and (iii) financing working capital requirements of NU and its subsidiaries.

15. NU represents that no financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in this or a separate proceeding or is in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rules 53, 54 and 58. NU states that the aggregate amount of proceeds of financing approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to NU's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of NU's average "consolidated retained earnings" (also as defined in Rule 53), except as permitted and authorized by the Commission. <FN2>. Further, NU represents that proceeds of financing utilized to fund investments in Rule 58 Subsidiaries will adhere to the limitations of that rule.

NU MONEY POOL

16. By the Prior Order, NU and certain utility and nonutility subsidiaries were authorized to participate in the NU Money Pool. <FN3> In this Application, the Applicants seek authorization to continue the NU Money Pool established under the authority granted in the Prior Order and seek authorization for Boulos, Woods and SENY to be allowed to participate in the Money Pool as both borrowers and lenders, and for Woods Network to participate in the NU Money Pool solely as a lender, throughout the Authorization Period. The Applicants request that the Commission reserve jurisdiction over the addition of any additional participants to the NU Money Pool. (For purposes of this section, the Applicants, with the exception of NUSCO, are referred to herein as the "Pool Participants" and NU, YES, Mode 1, Woods Network and NGC are referred to as the "Non-borrowing Participants"). The Pool Participants, other than the Non-borrowing Participants, to the extent not exempted by rule 52, also request authority to continue to enter into, from time to time, unsecured short-term debt transactions through the NU Money Pool, to contribute surplus funds to the NU Money Pool and to lend to (and acquire promissory notes from) one another through the NU Money Pool. The Non-borrowing Participants request authority solely to contribute surplus funds and to lend to the Pool Participants through the NU Money Pool.

17. The NU Money Pool will continue to be administered on behalf of the Applicants by NUSCO under the direction of an officer of NUSCO . <FN4> The NU Money Pool will consist principally of surplus funds received from Pool Participants, including NU. In addition to surplus funds, funds borrowed by NU through the issuance of short-term notes or other debt, or by the selling of commercial paper ("External Funds") are a source of funds for making loans advances to certain of its subsidiaries through the NU Money Pool. All External Funds will be subject to the Short-term Debt limits of NU set forth in paragraph 21 hereof.

18. NU Money Pool transactions will be designed to match, on a daily basis, the surplus funds of the Pool Participants with the short-term borrowing requirements of the Pool Participants (other than the Non-borrowing Participants), thereby minimizing the need for short-term debt to be incurred
by the Pool Participants from external sources.   Those Pool Participants in
the NU Money Pool without access to external borrowing facilities will have priority as borrowers from the NU Money Pool.

19. The funds available through the NU Money Pool will be loaned on a short-term basis to those Pool Participants, other than the Non-borrowing Participants, that have short-term debt requirements. If no such short-term requirements match the amount of funds that are available for the period such funds are available, NUSCO will invest the funds, directly or indirectly, as described below and will allocate the interest earned on such investments among the Pool Participants providing such funds on a pro rata basis according to the amount of the funds provided:

       (i) interest-bearing accounts with banks;

      (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements;

     (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" (or "A-1" or "P-1" or their equivalent for short term debt) by a nationally recognized rating agency;

     (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency;

     (v)    moneymarket funds;

     (vi)   bank certificates of deposit,

     (vii)  Eurodollar funds; and

     (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder and, with respect to contributions of WMECO, approved by the Massachusetts Department of Telecommunications and Energy (MDTE")pursuant to Massachusetts General Laws Chapter 164, Section 17A and the regulations thereunder.

20. All borrowings from and contributions to the NU Money Pool will be documented and will be evidenced on the books of each Pool Participant that is borrowing from or contributing surplus funds to the NU Money Pool. Any Pool Participant contributing funds to the NU Money Pool may withdraw those funds at any time without notice to satisfy its daily need for funds. All short-term debt through the NU Money Pool (other than from NU's External Funds) will be payable on demand, may be prepaid by any borrowing Pool Participant at any time without penalty and will bear interest for both the borrower and lender, payable monthly, equal to the daily Federal Funds Effective Rate as quoted by the Federal Reserve Bank of New York. Short-term debt of Pool Participants derived from the proceeds of External Funds of NU will bear interest at the same rate paid by NU on such External Funds, and no such short-term debt may be prepaid by the Pool Participant unless NU is made whole for any additional costs that may be incurred because of such prepayment. NU will be fully reimbursed for all costs that it incurs in relation to loans made through the NU Money Pool to the Pool Participants. (See Exhibit A.2, Proposed Terms of The NU System Money Pool).

PROPOSED SHORT-TERM DEBT LIMITS OF UTILITY COMPANIES

21. The short-term debt of NU, CL&P, WMECO, PSNH, HWP, NAEC, NNECO, YES and Yankee Gas, through the Authorization Period, that will be outstanding at any one time, whether evidenced by short-term notes issued to lending institutions, by commercial paper or through borrowings though the NU Money Pool pursuant to the authority requested in this Application, will not exceed the following:

Company             Aggregate Limits

NU                  $400 Million <FN5>
CL&P                $375 Million <FN6>
WMECO               $200 Million
PSNH                $100 Million <FN7>
HWP                 $  5 Million
NAEC                $ 10 Million
NNECO               $ 10 Million
YES                 $ 50 Million
Yankee Gas          $100 Million


NU MONEY POOL DEBT LIMITS FOR NONUTILITY PARTICIPANTS

22. The Applicants request that, to the extent not exempt under Rule 52, the Commission release jurisdiction over the request that there be no limit placed on the NU Money Pool borrowings of RR, Quinnehtuk, SESI, NUEI, Select, SENY, NGS, Woods, Boulos, Yankee Financial, YESCO and NorConn (the "Nonutility Participants"). <FN8> Under Rule 52(b) the issue and sale of any security of a nonutility subsidiary of a registered holding company is exempt from section 6(a) of the Act if: "(1) the issue and sale of the security are solely for the purpose of financing the existing business of the subsidiary company; and (2) the interest rates and maturity dates of any debt security issued to an associate company are designed to parallel the effective cost of capital of that associate company." NU management believes that it is unreasonably burdensome and complicated to determine the "effective cost of capital" of each lending company into the NU Money Pool and to follow such cost of capital, and the cost of capital of each other lender, to each borrower of funds through the NU Money Pool. For this reason, under the NU Money Pool terms, except for loans from the proceeds of External Funds of NU, all borrowings through the NU Money Pool by Pool Participants will bear interest at a rate equal to the daily Federal Funds Effective Rate ("Fed Funds Rate") and not at the lending company's "effective cost of capital." Accordingly, the provisions of section (b) of Rule 52 do not appear to be satisfied. However, NU believes that the provisions in the NU Money Pool providing for interest at the Fed Funds Rate is a non-discriminatory and reasonable rate which does not seek to benefit one party to the detriment of another.

23. Further, if the Commission were to impose a limit on the Nonutility Participants' NU Money Pool debt, such a limit could result in unnecessary external debt by the NU system. Such unnecessary borrowings may occur when some Pool Participants have funds invested in the NU Money Pool but one or more Nonutility Participants need to borrow funds in an amount that exceeds the limit imposed by the Commission for such Nonutility Participant. The Nonutility Participant would then need to borrow funds from external sources or directly from NU from funds borrowed by NU from external sources. At the same time excess funds would remain in the money pool and would be invested with external third parties in accordance with the terms of the NU Money Pool. This would result in an inefficient use of funds by the NU System as a whole. Applicants therefore request that the Commission release jurisdiction over the borrowings through the NU Money Pool of the Nonutility Participants. The maximum amount of NU Money Pool borrowings outstanding for each Nonutility Participant will be determined by NU and the management of each Nonutility Participant in accordance with business needs.

24. This request is substantially similar to the request granted to Ameren Corp. by the Commission in Holding Co. Act Release No. 35-27655, (February 27, 2003), (the return on funds lent through a non-state regulated subsidiary money pool did not "parallel the effective cost of capital of the associate company" but was rather the CD yield equivalent of the 30-day Federal Reserve "AA" Non-financial commercial paper composite rate and the nonutility companies were not subject to a Commission imposed money pool borrowing limit) and National Fuel Gas Company, Holding Co. Act Release No. 35-27600 (November 12, 2002) (interest rate applicable to borrowings of internal funds in a money pool made up of utility and nonutility companies are the rates for high-grade, unsecured,30-day commercial paper sold through dealers by major corporations as quoted in the Wall Street Journal and nonutility subsidiaries did not have a Commission imposed money pool borrowing limit but rather the "maximum amount of money pool borrowings outstanding for each Eligible Borrower will be determined by [National Fuel Gas Company] and each Eligible Borrower in accordance with business needs.")


                                   ITEM 2
                       FEES, COMMISSIONS AND EXPENSES

1. In addition to fees associated with specific borrowing or issuances of commercial paper as set forth in Item 1 above, the fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:


   Northeast Utilities Service Company
   (Legal, Financial, Accounting and
   Other Services)                     Not in excess of $10,000


                                   ITEM 3
                       APPLICABLE STATUTORY PROVISIONS

1. The Applicants believe that Sections 6, 7, 9(a), 10, 12 and 13 of the Act and Rules 43, 45, 52, 90 and 91 thereunder are applicable to the transactions contemplated by this Application.

2. Within 45 days after the end of each calendar quarter, the Applicants will file certificates of partial consummation describing (i)the actual short-term debt of each Applicant, including Nonutility Participants, through the NU Money Pool, showing the names of the Participant incurring such debt, the dates and amounts of all new short-term debt, the names of the lenders, the maximum amount of notes outstanding to lending institutions and the NU Money Pool and the total amount of notes outstanding to lending institutions and the NU Money Pool at the end of the quarter; (ii) the issue and sale of short-term notes and commercial paper during that quarter by NU and the Utility Borrowers or Financial Subsidiaries pursuant to the authority requested herein; (iii) the notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to such instruments; (iv) the name, parent company and amount invested in any Financing Subsidiary during the quarter and (v) the amount and terms of any Short-term Debt issued directly or indirectly by NU or a Utility Borrower to third parties during the quarter. All other terms, conditions, limitations and reporting obligations contained in the Prior Order will apply to the proposed transactions.

                                   ITEM 4
                            REGULATORY APPROVALS

1. The approval of the MDTE is required pursuant to C.164, Section 17A of the Massachusetts General Laws for the lending of funds by WMECO to the NU Money Pool. The MDTE (formerly the Massachusetts Public Utilities Commission) granted such approval on October 29, 1986 as to lending of funds to CL&P, HWP, NNECO, Quinnehtuk and RR. Until further MDTE authorization is granted, WMECO may not lend its funds to other companies through the NU Money Pool.

2. NHPUC Order No. 20,416 (March 19, 1992), authorizes PSNH to participate in the NU Money Pool. In addition, under New Hampshire statute, PSNH may not issue short-term debt in excess of 10% of its net fixed plant without prior NHPUC approval. NHPUC Order 23,841, (November 9, 2001) authorizes PSNH to issue up to $100 million in debt which is in excess of 10% of net fixed plant debt limit. The NHPUC also has jurisdiction over the issuance by PSNH of Interest Rate Hedges.

3. To the extent any Applicant issues secured debt, the granting of such security may be subject to an order from the relevant state utility commission.


                                   ITEM 5
                                  PROCEDURE

1. The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H.2. The Applicants respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date, but not later than June 30, 2003 as that is the date the Prior Order expires. Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

OTHER MATTERS

1.  Except in accordance with the Act, neither NU nor any subsidiary thereof
(a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

2.  NU currently meets all of the conditions of Rule 53(a), except for clause
(1). At December 31, 2002, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 59% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2002 ($713.1 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Co. Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

3. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

(i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

(ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

(iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

(iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

(v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

4. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through December 31, 2002 (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                   As of June 30, 2000
                         (thousands
                          of dollars)                    %

Common shareholders' equity   $2,365,854                36.9
Preferred stock                  277,700                 4.3
Long-term and short-term debt  3,768,353                58.8

                              $6,411,907               100.0

5. The consolidated capitalization ratios of NU as of December 31, 2002, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                         As of December 31, 2002
                         (thousands
                          of dollars)                      %

Common shareholders' equity   $2,210,521                 33.4
Preferred stock                  116,200                  1.8
Long-term and short-term debt  2,400,050                 36.2
Rate Reduction Bonds           1,899,312                 28.6

                              $6,626,312                100.0

If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of December 31, 2002 is as follows:

                              As of December 31, 2002
                         (thousands
                         of dollars)                      %

Common shareholders' equity   $2,210,521               46.8
Preferred stock                  116,200                2.4
Long-term and short-term debt  2,400,050               50.8

                              $4,726,771              100.0%

6. NGC has made a positive contribution to earnings by contributing $131.9 million in revenues in the 12-month period ending December 31, 2002 and net income of $30.4 million for the same period. Although since the date of the Rule 53(c) Order, the common equity ratio of NU on a consolidated basis has decreased, it still remains at a financially healthy level, above the 30% benchmark required by the Commission, and if Rate Reduction Bonds are excluded, the consolidated common equity ratio has increased. Accordingly, NU's investment in its EWG has not had an adverse impact on NU's financial integrity.

                                   ITEM 6
                      EXHIBITS AND FINANCIAL STATEMENTS


1. The following additional exhibits and financial statements are filed herewith:

     (a) Exhibits (exhibits marked with an asterisk (*) to be filed by amendment)

          A.2  Proposed Terms of the NU Money Pool (Revised
               April 2003)

          D.1 New Hampshire Public Utilities Commission Order 20,416 Approving Participation of PSNH in NU Money Pool (March 19, 1992)

          *D.2  MDTE Order Authorizing Participation by WMECO in NU Money Pool

          *D.3  New Hampshire Public Utilities Commission Order
          23,841 Approving $100 million of Short-term Debt for PSNH

          *F.2  Opinion of Counsel

          H.2  Form of Notice

     (b)  Financial Statements (to be filed by amendment)



                                   ITEM 7
                   INFORMATION AS TO ENVIRONMENTAL EFFECTS

1. None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein."



<FN1> "Mirror Image Notes" issued by NU and the Utility Borrowers to any
Financing Subsidiary will be exempt under Rule 52(a) if the conditions of Rule 52(a) are satisfied.

<FN2>  The Commission has. by order dated March 7, 2000 (HCAR No.
27148)("Rule 53(c) Order") determined that NU's financing of its investment in NGC, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c).

<FN3> PSNH is authorized by order issued by the New Hampshire Public
Utilities Commission to participate in the NU Money Pool. Thus the Applicants believe that the participation of PSNH in the NU Money Pool is exempt from Commission jurisdiction pursuant to Rule 52(a). To the extent the participation of PSNH is not exempt from Commission approval under Rule 52, PSNH seeks approval from the Commission herein. In addition, WMECO is currently authorized to borrow through the NU Money Pool under the Commission's Prior Order but has authorization from the Massachusetts Public Utilities Commission (now the Massachusetts Department of Telecommunications and Energy, the "MDTE") to lend funds through the NU Money Pool only to CL&P, HWP, NNECO, Quinnehtuk and RR, and is prohibited from lending funds to other affiliates without further MDTE approval. The Applicants request that the Commission reserve jurisdiction over any contributions of funds by WMECO to borrowers other than CL&P, HWP, NNECO, RR and Quinnehtuk, pending the issuance of an order from the MDTE. Until the time that such an order is received, all lending of funds by WMECO will be documented using grid notes.

<FN4> NUSCO is not a participant of the NU Money Pool and seeks authorization solely to administer the Money Pool under Section 13 of the Act and Rules 90 and 91.


<FN5>  NU will not be a borrower through the NU Money Pool.

<FN6>  The aggregate amount of unsecured debt that can be incurred by CL&P is also restricted by the provisions in its charter concerning its preferred stock. CL&P has authorization from the holders of its preferred stock through March 31, 2004, to issue securities representing unsecured indebtedness up to a maximum of 20% of its capitalization. Based on its capitalization as of December 31, 2002, CL&P is limited to $480 million of unsecured indebtedness, an amount in excess of the amount for which authorization is sought hereunder.

<FN7>  The aggregate amount of short-term debt that can be incurred by PSNH is restricted by New Hampshire Statute and Regulations to an amount equal to 10% of its net fixed plant without further New Hampshire Public Utilities Commission ("NHPUC") approval. Any short-term debt of PSNH in excess of 10% of net fixed plant would require NHPUC approval and thus would be exempt from Commission jurisdiction pursuant to Rule 52(a). PSNH currently has approval from the NHPUC to issue up to $100 million in short-term debt, which is in excess of 10% of net fixed plant debt limit, for general corporate purposes. (NHPUC Order 23,841, November 9, 2001). However, in the event the NHPUC order is revoked, lapses or is rescinded, or to the extent the issuance of short-term debt in an amount up to $100 million is not exempt pursuant to rule 52, PSNH wishes to have the flexibility to issue short-term debt pursuant to Commission authorization hereunder.

<FN8> In the Prior Order, the Commission reserved jurisdiction over the
Applicants' request that the Nonutility Participants have no limit on their short-term debt from the money pool. As a result the Commission left in place limits on the Nonutility Participant's NU Money Pool borrowing authority as follows: Quinnehtuk could borrow up to $16 million, NUEI up to $100 million, NGS up to $20 million, Select up to $200 million, RR up to $30 million, Yankee Financial up to $10 million, NorConn up to $10 million, YESCO up to $30 million, HEC up to $20 million and RMS up to $10 million.


SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

April 16, 2003

Northeast Utilities
Northeast Utilities Service Company
The Connecticut Light and Power Company
Western Massachusetts Electric Company
Public Service Company of New Hampshire
North Atlantic Energy Corporation
Holyoke Water Power Company
Northeast Nuclear Energy Company
Yankee Energy System, Inc.
Yankee Gas Services Company
The Rocky River Realty Company
The Quinnehtuk Company
NU Enterprises, Inc.
Northeast Generation Company
Northeast Generation Service Company
Woods Electrical Co., Inc.
Woods Network Services, Inc.
E.S. Boulos Company
Select Energy, Inc.
Select Energy New York, Inc.
Mode 1 Communications, Inc.
Select Energy Services, Inc.
Yankee Energy Financial Services, Company.
Yankee Energy Services Company
NorConn Properties, Inc.



     By:   /S/Randy A. Shoop
     Name: Randy A. Shoop
     Title: Assistant Treasurer-Finance
     Northeast Utilities Service Company as Agent for
     all of the above-named Applicants